UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: February 7, 2024	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Anetta Hasan ---------------------------------------------------- (Signature) Anetta Hasan VP Investor Relations

Number	:	Tel.10/LP 000/DCI-M0200000/2024

Jakarta,	February 6, 2024

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges

Sumitro Djojohadikusumo Building

Lapangan Banteng Timur Street No.2-4

Jakarta 10710

Re	:	Change in the Composition of Audit Committee of PT Telkom Indonesia (Persero) Tbk

Dear Sir/Madam,

In order to comply with Indonesian Financial Services Authority Regulation No.55/POJK.04/2015 regarding the Establishment and Guidelines for Audit Committees, we hereby inform you the new Composition of the Audit Committee of the Company as follows:

Chairman/Member	:	Bono Daru Adji (Independent Commissioner)
Member	:	1.	Bambang P.S. Brodjonegoro (President Commissioner/ Independent Commissioner)
		2.	Wawan Iriawan (Independent Commissioner)
		3.	Emmanuel Bambang Suyitno (Financial Expert/ Independent Member)
		4.	Edy Sihotang (Financial & Forensic Audit Expert/ Independent Member)

The new composition of the Audit Committee of the Company is valid since February 6,2024.

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Anetta Hasan

Anetta Hasan

VP Investor Relations